Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Announces the Acquisition of a 2018-Built “Eco” Kamsarmax Dry Bulk Carrier

Glyfada, Greece, March 23, 2021. Globus Maritime Limited (the “Company” or "Globus") (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has entered into, through a separate wholly owned subsidiary, an agreement with an unaffiliated third party to purchase a 2018-built “Eco” (i.e., with certain fuel efficiency design features) Kamsarmax vessel built by the Jiangsu New Yangzi Shipbuilding yard, for $27 million. The purchase agreement is subject to standard closing conditions and requirements.

The vessel is expected to be delivered to Globus during the second quarter of 2021.

On completion of this acquisition and the acquisition of the Kamsarmax vessel that the Company previously agreed to acquire and announced on February 18, 2021, which is also subject to standard closing conditions and requirements, the fleet of Globus is expected to expand to eight modern dry bulk carriers with a total carrying capacity of 544,420 deadweight tons and a weighted average age of 9.9 years (as of March 22, 2021).

Athanasios (“Thanos”) Feidakis, President and CEO of Globus commented:

“We are very pleased to announce yet another agreement to purchase a modern vessel resulting in an increase of our fleet carrying capacity and a decrease of the average age of the fleet.

We are excited to welcome the new vessel into our fleet and operations and believe that its expected long operating life will add value to the Company and contribute significantly to our long-term success. The vessel is modern and fuel efficient, and fits our strategy and expansion plans.”

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of six dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate six vessels with a total carrying capacity of 381,738 Dwt and a weighted average age of 11.2 years as of December 31, 2020.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com